Exhibit 99.4

November 12, 2011

Board of Directors

China GrenTech Corporation Limited

15th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

Dear Sirs:

I, Yingjie Gao, am pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of China GrenTech Corporation Limited (the “Company”) and the American Depositary Shares of the Company (“ADSs”, each ADS representing 25 ordinary shares of the Company), in both cases, that are not currently owned by myself, certain members of the management and my and their affiliates, in a going-private transaction (the “Acquisition”).

I believe that my proposal of $3.10 in cash per ADS and $0.124 per ordinary share, will provide a very attractive alternative to the Company’s shareholders. My proposal represents a premium of 45.0% to the volume-weighted average closing price during the last 60 trading days and a premium of 21.1% to the Company’s closing price on November 11, 2011.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident that an Acquisition can be closed on the basis as outlined in this letter.

1. Buyer. I intend to form an acquisition vehicle (“Buyer”) for the purpose of pursuing the Acquisition.

2. Purchase Price. The consideration payable for each ADS or ordinary share of the Company (other than those held by myself, certain members of the management and my and their affiliates) will be $3.10 per ADS and $0.124 per ordinary share, as the case may be, in cash.

3. Financing. I intend to finance the Transaction primarily with debt. I have held preliminary discussions with Guotai Junan Finance (Hong Kong) Limited about financing this Acquisition and have received a “highly confident” letter from them, and I expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed.

4. Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.

5. Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions very promptly. These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

6. Confidentiality. I will, as required by law, promptly file an amendment to Schedule 13D to disclose this letter. However, I am sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements.

7. Process. I believe that the Acquisition will provide superior value to the Company’s shareholders. I recognize that the Board will evaluate the proposed Acquisition independently before it can make its determination to endorse it. Given my involvement in the proposed Acquisition, I also recognize that independent members of the Board will proceed to consider the proposed Acquisition. In considering my offer, you should be aware that I am interested only in acquiring the outstanding shares of the Company that I do not already own, and that I do not intend to sell my stake in the Company to a third party.

8. Advisors. I have engaged Skadden, Arps, Slate, Meagher & Flom LLP as my legal counsel in connection with the Transaction.

9. No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to personally express my commitment to working together with the Board to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact me. I look forward to hearing from you.

Sincerely,

/s/ Yingjie Gao
Yingjie Gao

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